Exhibit 99.1

ICON Releases 2025 ICON Cares Report, Highlighting Progress in Patient Impact, Innovation and Sustainability

Dublin, Ireland, August 20, 2026 – ICON plc (NASDAQ: ICLR) (“ICON”), a world-leading clinical research organisation, today releases its ICON Cares 2025 Report which outlines how the company is delivering on its environmental, social and governance (ESG) priorities with cutting-edge clinical innovation to drive both industry-leading efficiencies and positive global impact.
In recognition of its progress during 2025, ICON achieved an EcoVadis score of 87/100, earning Platinum Medal status and ranking ICON in the top 1% of all organisations assessed, while also improving its CDP Climate Change score from B- to B. ICON was also named among TIME World’s Most Sustainable Companies.
On publication of the report, ICON’s Chief Executive Officer, Barry Balfe, commented: "During 2025, we continued to modernise our services, embrace new technologies and strengthen the capabilities of our people to help bring life-enhancing treatments to patients faster. The achievements highlighted in this report reflect the dedication of our teams around the world and the positive impact we can make when we combine scientific expertise, technology and a strong commitment to deliver for our customers."
Conducting business sustainably
ICON made progress against its environmental commitments and science-based targets during 2025. Highlights include:
-Renewable electricity: 97.05% of global electricity consumption in 2025 was from renewable sources.
-Energy reduction: 24% reduction in kWh of electricity compared to 2018 baseline, surpassing the company's 2030 target of a 20% reduction ahead of schedule.
-Emissions reductions: ICON achieved a 73.56% reduction in Scope 1 and 2 greenhouse gas emissions compared to the 2019 baseline, exceeding its near-term SBTi target. The company also reported a 6.74% reduction in Scope 3 emissions compared to 2022.

-Sustainable Procurement program: By the end of 2025, 94% of preferred suppliers had sustainability engagement plans and 79% had an EcoVadis scorecard.
Advancing health equity and patient access
In 2025, ICON supported over 1,370 clinical studies involving more than 411,400 patients, through data-driven solutions and patient-centred services. These efforts contributed to 25 unique products receiving original or supplemental approval. The company also strengthened partnerships across the healthcare ecosystem to support more representative and accessible clinical research.
Leveraging innovation and AI to accelerate progress
ICON continued to invest in AI-enabled solutions designed to support clinical development and operational excellence. ICON’s proprietary Orbis platform received the AI Project of the Year award at the Analytics & AI Awards 2025, as the company continued to deploy AI capabilities across clinical trial operations, helping teams work more efficiently, improving decision-making and accelerating delivery for customers, with robust governance and human oversight.
Fostering a culture of inclusion and belonging
ICON continued to prioritise employee development, engagement and wellbeing across its global workforce who highlighted ICON's collaborative environment, flexible working practices and strong colleague relationships as key strengths of the organisation in company surveys. The company was also recognised as one of TIME World's Best Companies, Forbes World’s Top Companies for Women and America’s Best Employers for Company Culture 2025.
The company's corporate giving program has now funded over 135 charities since its launch, with employees participating in community initiatives around the world through volunteering, fundraising and corporate giving programs. Furthermore, ICON expanded its global partnership with UNICEF to support humanitarian relief efforts and health initiatives worldwide.
The full ICON Cares 2025 ESG Report is available here.
About ICON plc
ICON plc is a world-leading clinical research organisation. Offering deep operational and medical expertise we accelerate innovation, driving emerging therapies forward to improve patient outcomes. From molecule to medicine, we deliver integrated consulting, clinical development, commercialisation and post-marketing solutions to pharmaceutical, biotechnology, medical device, government and public health organisations worldwide. With headquarters in Dublin, Ireland, ICON employed approximately 40,200 employees in 99 locations in 55 countries as at June 30, 2026. For further information about ICON, visit: www.iconplc.com.
ICON/ICLR-G
Media contacts
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ICON Press Office
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Source: ICON plc